20013022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69868

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2019 (MM/DD/YY) AND ENDING 3/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliance-One Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Quaker Lane
(No. and Street)

Warwick (City) RI (State) 02886 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Aibu 980 273 7637
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

8401 Greensboro Drive, Suite 800 (Address) McLean (City) VA (State) 22102 (Zip Code)

SEC Mail Processing
JUN 09 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William C. Arbo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance One Investments, LLC, as of March 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer, Alliance-One Investments, LLC

Title

Based on COVID relief we are filing without Notarization

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alliance-One Investments, LLC

Statement of Financial Condition
Fiscal Year Ended March 31, 2020

Alliance-One Investments, LLC

Statement of Financial Condition
Fiscal Year Ended March 31, 2020

Alliance-One Investments, LLC

Contents

Tel: 703-893-0600
Fax: 703-893-2766
www.bdo.com

8401 Greensboro Drive
Suite 800
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

Equity Owner
Alliance-One Investments, LLC
Warwick, Rhode Island

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Alliance-One Investments, LLC (the "Broker-Dealer") as of March 31, 2020. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Broker-Dealer at March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2018.

McLean, Virginia
June 3, 2020

Financial Statement

Alliance-One Investments, LLC

Statement of Financial Condition

March 31,		2020
Assets		
Cash and cash equivalents	$	111,545
Restricted cash		16,039
Receivable from Parent		71,344
Prepaid expenses		3,835
Total assets	$	202,763
Liabilities and Member's Equity		
Liabilities		
Liabilities	$	-
Commitments and Contingencies		
Member's equity		
Member's equity		202,763
Total liabilities and member's equity	$	202,763

See accompanying notes to the financial statement.

1. Organization

Alliance-One Investments, LLC (the "Company"), formed in October 2016, is a broker-dealer registered with the Securities Exchange ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Registration with FINRA was effective in July 2017. The Company is a limited purpose broker-dealer that provides administrative support services to its Parent.

The Company is a wholly-owned subsidiary of Alliance-One Services, Inc. ("AOS"), which is wholly owned by DXC Technology Company ("DXC" or the "Parent") and operates in the United States of America.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as defined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates are based on management's best knowledge of historical experience, current events and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash held in non-interest bearing accounts at financial institutions.

Restricted cash is held in a fiduciary account maintained by FINRA. Cash is deposited in this account to fund future fees and the Company generally does not have access to the funds.

Fair Value

ASC 820, *Fair Value Measurement,* defines fair value, establishes a fair value hierarchy for assets and liabilities measured at fair value, and expands required disclosures about fair value measurements. The Company did not have any assets or liabilities measured at fair value on a recurring and non-recurring basis using significant other observable inputs (level 2) or significant unobservable inputs (level 3) as prescribed by the standard. The carrying amounts of accounts receivable from the Parent approximates fair value due to the short maturity terms of this instrument.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk primarily consist of receivable from Parent. The Company's sole customer is DXC, which is a global, publicly traded technology company.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and statement income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the member. As such, no recognition of federal or state income taxes for the Company has been provided for in the accompanying financial statement. Any uncertain tax position taken by the member is not an uncertain position of the Company.

Recent Accounting Pronouncements

Of the ASU's which were recently issued but have not yet been adopted by the Company none are expected to have a material effect on the Company's financial statement.

3. Member's Equity

The Company is party to an expense sharing agreement with its Parent, in which the Parent pays for certain expenses incurred by the Company. Because the Company will not reimburse DXC, these expenses are reported as capital contributions to the Company. There were $361,669 of non-cash capital contributions for the year ended March 31, 2020.

4. Commitments and Contingencies

The Company is not obligated under non-cancelable operating leases for office facilities or any other operating lease agreements.

The Company accrues a liability when management believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated under ASC 450, *Contingencies*. Regarding other matters that may involve actual or threatened disputes or litigation, the Company, in accordance with the applicable reporting requirements, provides disclosure of such matters for which the likelihood of material loss is at least reasonably possible. No contingencies were recorded for the year ended March 31, 2020.

5. Related Party Transactions

As of March 31, 2020, the net amount due from the Parent was $71,344. Repayment terms are defined and the receivables are non-interest bearing. Included in the $71,344 is $7,344 that relates to a non-revenue related cross charge from an affiliate of the Parent.

The Company and its Parent are parties to an expense sharing agreement in which the Parent and its other subsidiaries will pay expenses on behalf of the Company for which the Company will not reimburse the Parent. These expenses include but are not limited to labor, legal fees and rent. These expenses are reported at cost by the Company and are treated as non-cash capital contributions.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company operates pursuant to Rule 15c3-3(k)(2)(i) except that it does not maintain a "Special Account for the Exclusive Benefit of Customers" inasmuch as Alliance-One Investments, LLC does not receive or hold customer funds or safe keep customer securities.

As of March 31, 2020, the Company had net capital of $111,545 which was $106,545 in excess of required minimum net capital of $5,000.

7. Going Concern

The financial statements have been prepared on a going concern basis, which contemplates the continuation of operations, realization of assets and liquidation of liabilities in the ordinary course of business.

The Company has been primarily funded through cash contributions from its Parent and expects to continue to incur losses for the foreseeable future. The Company and its Parent are parties to an expense sharing agreement in which the Parent and its other subsidiaries will pay expenses on behalf of the Company for which the Company will not reimburse the Parent

As of June 3, 2020, management believes that currently available cash together with the committed funding from its parent company, who has the ability and intent to provide the required funding, would provide sufficient funds to enable the Company to meet its obligations for greater than one-year subsequent to the financial statement issuance date.

8. Risk and Uncertainties

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, industry and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2021.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). The CARES Act is an emergency economic stimulus package that includes spending and tax breaks to strengthen the United States economy and fund a nationwide effort to curtail the effect of COVID-19. While the CARES Act provides sweeping tax changes in response to the COVID-19 pandemic, the CARES Act is not expected to impact the Company's financial position, results of operations or cash flows.

9. Subsequent Events

The Company has evaluated subsequent events through June 3, 2020, the date the financial statements were issued. No events have occurred from the balance sheet date through that date that would impact the financial statements.